February 2, 2006

Mr. Buddy Young
Chief Financial Officer
Advanced Media Training, Inc.
17377 Ventura Blvd, Suite 208
Encino, California 91316

Re: Advanced Media Training, Inc.
Form 10-KSB for the year ended May 31, 2005
Commission File Number: 000-50333

Dear Mr. Young:

        We have reviewed your January 26, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Financial Statements

Statement of Operations, page 23

1. We note from your response that you have not imputed or included the market value of Mr. Young's serviced in your income statement, and that you currently consider the value of his services immaterial to the income statement as the primary executive duties are performed by Howard Young. Supplementally provide us with a table indicating Mr. Young's role for each of the years he was a significant shareholders, and your assessment of the market value of the services rendered for those years. Your market value assessment should be footnoted with explanations of how you determined this value. We may have further comment on your response.

Statement of Cash Flows, page 25

2. Refer to our previous comments 1 and 4. It is unclear why you believe the straight line method of amortization is appropriate for the $30,000 license agreement to produce and distribute "Workteams and the Wizard of Oz.". Specifically, the payment of the $30,000 for the license agreement appears to constitute a film cost under SOP 00-2 as it is a direct cost of the story or scenario. Under paragraph 34 of SOP 00-2, film costs should be amortized under the individual film forecast computation method. Please recalculate your amortization expense under this method and evaluate the difference between the appropriate method and your current method for materiality. Please provide us with your calculation and your assessment of the materiality of this difference. Also, please revise your disclosure to reflect your application of the individual film forecast computation method in accordance with SOP 00-2.

3. As a related matter, it is also unclear why you believe the $15,000 received from an unrelated third party as consideration for a 50% participation in the net revenues of "Workteams and the Wizard of Oz" should be considered a capital contribution. Specifically, it appears this payment constitutes a participation cost under SOP 00-2. As such, the $15,000 should be treated as a liability and this liability should be reduced as amounts are paid to the unrelated third party under the arrangement. See paragraph 41 of SOP 00-2 for guidance. Please revise your financial statements accordingly in an amended Form 10-KSB.

General

4. Please confirm you will expand your disclosure in future filings similar to your responses to our previous comments 5, 6, and 7.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters as I supervised the review of this filing.

Sincerely,

David R. Humphrey
Branch Chief